Form 10-K405, Exhibit 13
period 1996-12-31
ZYTEC CORP /MN/
filed 1997-03-24
CIK 912092

                            SELECTED FINANCIAL DATA
                               ZYTEC CORPORATION

------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,
In thousands, except per share and employee data                 1996           1995           1994            1993          1992
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $ 228,168      $ 170,518      $ 128,141       $  90,614     $  89,639
Operating income (loss)                                      $  13,650      $   6,429      $   6,222       $   5,371     $  (1,893)
Net income (loss)(A)                                         $  10,481      $   3,878      $   3,364       $   2,671     $  (3,287)
Net income (loss) per share (fully diluted)(A)               $    1.04      $     .41      $     .36       $     .35     $    (.55)
Common and common equivalent shares outstanding
 (fully diluted)                                                10,040          9,389          9,324           7,555         6,011
Total assets                                                 $  83,477      $  66,367      $  45,475       $  32,867     $  24,793
Debt and capital lease obligations, less current portion     $  20,861      $   4,050      $   4,764       $   3,902     $   5,262
Stockholders' equity                                         $  32,987      $  21,367      $  17,113       $  13,331     $   1,148
Net cash provided by (used in) operating activities          $   9,413      $     820      $  (5,691)      $   1,812     $    (692)
Debt to total capital ratio                                       47.5%          45.7%          41.3%           39.6%         92.1%
Return on invested capital(B)                                     16.6%          13.8%          15.6%           20.4%         (9.6)%
Employees                                                        1,962          1,241          1,028             818           854
------------------------------------------------------------------------------------------------------------------------------------

(A) 1996 includes the net income tax benefit related to the recognition of the net operating loss carryforwards of the Company's Austrian subsidiary of $2,626,000 or $.26 per share.
(B) Excludes the tax benefit discussed in (A).

    The following table sets forth certain information derived from the Company's Consolidated Statements of Operations, expressed as a percent of net sales.

--------------------------------------------------------------------------------
                                           1996        1995       1994
--------------------------------------------------------------------------------
Net sales                                 100.0%      100.0%      100.0%
Cost of goods sold                         86.0        87.9        85.7
--------------------------------------------------------------------------------
   Gross profit                            14.0        12.1        14.3
--------------------------------------------------------------------------------
Other revenue                               0.7         0.9         1.9
--------------------------------------------------------------------------------
Selling, general and administrative         4.6         4.2         5.0
Research and development                    4.1         5.0         6.4
--------------------------------------------------------------------------------
   Operating income                         6.0         3.8         4.8
--------------------------------------------------------------------------------
Interest expense                           (0.8)       (0.6)       (0.6)
Other, net                                  0.0         0.4         0.0
--------------------------------------------------------------------------------
   Income before income taxes               5.2         3.6         4.2
Income taxes                                0.6         1.3         1.6
--------------------------------------------------------------------------------
Net income                                  4.6%        2.3%        2.6%
================================================================================


                        FINANCIAL AND OPERATIONS REVIEW
                               ZYTEC CORPORATION

         1996 was a year of strong sales growth and record profits. Net income was $10,481,000, or $1.04 per share. Excluding a one-time income tax benefit of $0.26 per share, net income was $7,855,000, or $0.78 per share, an increase of 103% over 1995 net income of $3,878,000, or $0.41 per share on a fully diluted basis. In 1994, net income was $3,364,000, or $0.36 per share.

         1996 consolidated net sales were $228,168,000, an increase of 34% over net sales of $170,518,000 in 1995, which were 33% higher than net sales of $128,141,000 in 1994. The compound average growth rate of consolidated net sales from the end of 1992 to 1996 was 26%. The Company's business falls into two business segments: power supply design and manufacture (Power Conversion) and Services and Logistics. The Power Conversion segment is further segmented geographically between the US and Europe. US Power net sales of $154,730,000 increased 30% over net sales of $118,931,000 in 1995, which were 29% greater than 1994 net sales of $92,120,000. Similarly, Europe Power net sales of $58,240,000 were 29% greater than 1995 net sales of $45,124,000, which were 30% greater than 1994 net sales of $34,804,000. Both power operations experienced generally strong demand, and the portion of sales relating to networking continued to grow faster than the overall average for the Company.

         The continuing strong demand for networking-related power products forced the US Power group to operate above capacity in Redwood Falls during 1995 and allowed the Europe Power facility in Austria to come up to full capacity usage during 1996. In US Power, an expansion of the Redwood Falls plant was completed in April 1996. This addition allowed reorganization of manufacturing lines and reduction of leased space near Redwood Falls. In addition to this increase in capacity, US Power opened a new plant in Broomfield, Colorado. This plant was in startup mode during the first quarter of 1996, started production in the second quarter and was running at normal operating levels in the third and fourth quarters. During the last half of the year, the Redwood Falls facility produced 73% of US Power's net sales, while the Colorado plant produced 27%. This split of net sales is expected to continue in 1997.

         In the Services and Logistics business segment, sales of $21,456,000 in 1996 were 86% greater than sales of $11,521,000 in 1995, which were 84% greater than sales of $6,262,000 in 1994. Services and Logistics provides repair services and logistics for a variety of products primarily for Hewlett-Packard Company. These products include laser and ink jet printers, facsimile machines, computers, monitors and other products. Growth of the Services and Logistics business was due almost entirely to continued expansion of the number of products repaired for Hewlett-Packard that made up 99% of the sales in this segment in 1996. We expect that growth of sales to this customer will slow somewhat in 1997, but that sales of similar services to new customers will support continued rapid growth in the Services and Logistics business.

         Zytec's consolidated gross margin was 14.0% in 1996, which was 1.9 percentage points greater than 1995. Gross margin was 14.3% in 1994. The gross margin in the US Power operation increased to 13.0% in 1996 from 12.6% in 1995. There were improvements in 1996 both in material cost and labor cost, and the improvements occurred despite startup costs for the Colorado plant which were absorbed in the first and second quarters of 1996. The Europe Power operation improvement was more dramatic, with gross margin rising to 12.3% from 8.8% in 1995. The 1996 improvement was due to cost reductions in both materials and labor, as well as to slow growth in overhead expenses due to leveraging of these costs with the higher production volume. The Services and Logistics gross margin rose to 22.0% in 1996 from 14.0% in 1995. The primary reason for this change was the growth of the operation, which resulted in development of a full administrative function and the need to increase prices so that the higher gross margins could cover the costs of that function.

         Consolidated gross margins in 1995 were lower than 1994 due to mix of products, component shortages and their effect on efficiency and capacity, new product start-ups, and the effect of a weak dollar.

         Consolidated cost of goods sold included charges related to inventory obsolescence of $452,000 in 1996, $645,000 in 1995 and $991,000 in 1994. These
amounts represent 2.2%, 2.7% and 5.7% of year end inventories, respectively. The Company believes these charges are low for its industry.

         Selling, general and administrative (SG&A) expenses were 4.6% of net sales in 1996, 4.2% in 1995 and 5.0% in 1994. The increase in rate from 1995 to 1996 was due primarily to the establishment of a separate administration function in the Services and Logistics operation. Services and Logistics added personnel in human resources, accounting and safety, incurred additional selling expense for anticipated new business, and reduced its reliance on US Power for these services. In US Power and Europe Power operations, selling expenses decreased in relation to sales. US Power general and administrative expenses increased slightly in rate due to staff additions, while Europe Power general and administrative expenses were constant and thus decreased as a percent of net sales.

         Research and development (R&D) expenses increased 10% in 1996 to $9,453,000, or 4.1% of net sales. R&D expenses were $8,587,000, or 5.0% of net sales, in 1995 and $8,144,000, or 6.4% of net sales, in 1994. The Company increased R&D expenses to develop a full line of DC/DC (distributed power architecture) products and to develop tools to reduce the time necessary to design a custom product. The number of programs in design was fairly constant from the end of 1994 through most of 1996, and the 1996 increase in R&D is primarily related to research.

         Offsetting R&D expense, the Company reported other revenue of $1,582,000 (17% of R&D expense) in 1996, $1,559,000 (18% of R&D expense) in 1995 and $2,462,000 (30% of R&D expense) in 1994. Other revenue consists of customer payments to fund development of custom power supplies. The continued decline of other revenue as a percentage of R&D expense is due to higher levels of research, which are not reimbursed by customers, as well as to a trend toward lower funding per program.

         Interest expense of $1,834,000 was 0.8% of net sales in 1996, which was an increase of 74% from interest expense of $1,053,000, or 0.6% of net sales, in 1995. Interest expense was $766,000, or 0.6% of net sales, in 1994. The increase in interest expense in 1996 is related to higher debt which was used to fund increases in working capital and capital expenditures.

         Other income (expense), net was expense of $4,000 in 1996, income of $703,000 in 1995 and expense of $38,000 in 1994. The 1995 amount is made up of an exchange gain of $202,000 and an export duty refund of approximately $124,000.

         The Company's consolidated effective tax rate in 1996 was 11.3% compared with 36.2% in 1995 and 37.9% in 1994. In 1996, the Company recognized an income tax benefit related to the net operating loss (NOL) carryforwards in its Austrian operations. In May 1996, the Austrian government changed the treatment of NOL carryforwards by (a) suspending the use of NOLs during the years 1996 and 1997 retroactively to January 1, 1996 and (b) removing the time limitations on the use of the NOLs. In light of this new statute, and based on the Company's assessment of the strong financial results of the Austrian operations, the Company recognized the deferred income tax benefit related to the Austrian NOL carryforwards. This resulted in a


$2,626,000 net reduction of income taxes in the second quarter of 1996, comprised of a tax benefit of $3,175,000 relating to the recognition of the deferred tax benefit offset by $549,000 in income tax expense resulting from the retroactive application of this tax law change to first and second quarter Austrian operations, thus significantly reducing the annual effective tax rate. The effective income tax rates in the last two quarters of 1996 stabilized at statutory rates of 38% to 39%, and the Company expects that the effective rate will approximate these rates in the future.

POWER CONVERSION

 MARKETS

         For the past several years, Zytec's market focus has been on providing power supplies for networking products such as servers, hubs, routers and disk arrays. Within its target markets, Zytec focuses on retaining existing customers and targets a few major and emerging OEM industry leaders for expansion. In 1996, Zytec won designs from four new customers. In 1995, the Company won no new customers and in 1994 three customers. In 1995, telecommunications was added to Zytec's target markets.

         The chart below profiles Zytec's Power Conversion revenues and typical customers in major market application segments:

-----------------------------------------------------------------------------------------------------------------
                                        Percentage of
Product or Market Served by Customers      Revenues         Representative Customers
-----------------------------------------------------------------------------------------------------------------
Data communications                          22%            Cabletron, Bay Networks, Cisco, Ericsson
File servers                                 18             Digital Equipment, Hewlett-Packard, Compaq, IBM, Dell
Computer peripherals                         20             Digital Equipment, Hewlett-Packard, IBM, 3M
-----------------------------------------------------------------------------------------------------------------
   Inter/Intranet                            60%
Workstations                                 15             Hewlett-Packard, Silicon Graphics, Sun Microsystems
Mini/Fault tolerant computers                11             IBM, Unisys, Stratus
Test and measurement                         10             Tektronix, Hewlett-Packard, Abbott Laboratories
Repair, other                                 4
-----------------------------------------------------------------------------------------------------------------
    Total                                   100%
-----------------------------------------------------------------------------------------------------------------

TECHNOLOGY

         Distributed Power Architecture (DPA): DPA technology offers high efficiency and small size to customers who need flexibility and the potential for redundancy in their products. While this technology is currently more expensive than traditional switching power supplies, it is expected to grow faster than industry averages. In March 1996, Zytec established a subsidiary in Texas to design and market future generations of its DPA. In October 1996, Zytec entered into a partnership with Ericsson Components AB to provide their DC/DC converters for the Ericsson catalog.

         Design Cycle Time: One way in which Zytec differentiates itself is to design products quickly. Particularly in rapidly changing markets such as internetworking products, the time to produce a quality design is a crucial variable. In 1996, our average time to design and introduce a product improved by about 20%, as it did in 1995 and 1994. Some of the improvement came from the first use of an extensive computer simulation process that reduces original design time and error, but most came from a continuing restructuring of resources and process improvements.


MANUFACTURING CAPACITY

         A new plant in Broomfield, Colorado added 73,000 square feet of space, required approximately $4,320,000 in capital equipment and employed 171 by the end of 1996. This factory is currently producing higher volume products, as well as DC/DC products for our distributed power architecture offering.

         A 44,000 square foot addition to the Redwood Falls main plant was completed and in use by April 1996. We discontinued use of three separated buildings in the Redwood Falls area, so the net gain in manufacturing space was 27,000 square feet. However, the reorganization allowed a redesign of production lines and an improvement in product flow.

         An existing supplier of magnetic components (transformers, coils and toroids) to the Europe Power operation was acquired from the Hungarian government by privatization in March 1996. Through most of 1996, the facility produced magnetic components primarily for Europe Power and ran below capacity. Capacity utilization improved substantially toward the end of 1996, as US Power began to use the Hungarian product. In January 1997, the Hungarian facility sold its first magnetic products to a major European electronics manufacturer and is expected to run close to capacity in 1997.

SERVICES AND LOGISTICS

         The Services and Logistics business has grown rapidly since 1992, when it was established in Rocklin, California to provide repair services for Hewlett-Packard. By the end of 1996, Services and Logistics had moved to nearby Lincoln, California, and established a campus of five buildings devoted to repair and logistics management for many of the customer's products. During 1996, Services and Logistics separated its computer systems from those of its major customer, thus creating the capacity to add new customers. In addition, Services and Logistics became large enough to support its own administrative operations and added accounting, human resource and safety functions.

         During the year, Services and Logistics began several new business activities designed to broaden its business base, including (1) a Network Services operation, which installs new hardware and software at large customer locations and provides ongoing support services; (2) a Foreign Trade Zone (FTZ), which allows reduced duties and fees for imported products to which value is added in the zone; and (3) a remanufacturing operation that allows recycling of returned products into equivalent-to-new (ETN) products, primarily for the foreign market.

LIQUIDITY AND CAPITAL RESOURCES

         In 1996, the Company's operating activities provided cash of $9,413,000, up from $820,000 in 1995. The net cash used for operating assets and liabilities of $2,488,000 was offset by net income of $10,481,000, depreciation and amortization of $4,099,000, and deferred income tax benefit of $2,812,000, primarily related to the one-time Austrian NOL tax benefit.

         Cash and cash equivalents were $8,535,000 at December 31, 1996, up from $2,000 at December 31, 1995 because the Company completed a convertible subordinated debenture financing which provided $11,251,000 in late December 1996. In 1995, the Company was borrowing against its revolving credit facilities, and the cash balance was near zero. Accounts receivable decreased $435,000 from 1995 to 1996, reflecting the fact that operating levels at the end of 1996 and 1995 were relatively similar. Average days sales outstanding (DSO) were 46.3 in 1996, 43.5 in 1995 and 42.1 in 1994. The trend of increased DSO was caused primarily by the reduction of a very large program which includes faster-than-average payment of receivables. As of December 31, 1996, less than 3.8% of accounts receivable were 60 days or more beyond terms, and the Company does not believe the trend of increase in DSO poses an increased risk to collection of accounts receivable. Inventory turnover averaged
7.5 times in 1996, 7.4 times in 1995 and 7.9 times in 1994. Inventories were $20,776,000 as of December 31, 1996, compared with $24,201,000 as of December 31, 1995, a $3,425,000 decrease. This reflects the fact that, at December 31, 1995, Zytec carried increased stocks of certain semiconductors as a precaution due to limited capacity in the industry to support our growth rate. In early 1996, industry capacity problems eased, and Zytec elected to reduce its safety stocks, which caused an improvement in inventory turnover despite the fact that a new plant in the US Power operation caused some duplication of inventories.

         Investing activities required cash of $4,392,000 in 1996, $3,335,000 in 1995 and $3,212,000 in 1994. Capital expenditures, including equipment financed through new capital lease obligations and additional debt, were $12,157,000 in 1996 and $5,784,000 in 1995. Through most of 1996 and 1995, these purchases were financed through borrowing against bank lines and leases, as well as by internally generated funds. The 1996 and 1995 expenditures generally were made to purchase surface mount technology, other automated insertion equipment, test equipment, computer equipment and expansions to physical capacity. In 1996, $4,320,000 was invested in the Broomfield, Colorado plant.

         In December 1996, the Company completed a subordinated debenture financing, which paid down the US credit facility. The debentures, which bear interest at 7.5% and mature in 2001, are convertible at $13.68 per share. Assuming conversion of the debenture, 877,000 shares of common stock would be issued and interest would be reduced. The net income impact of this interest reduction would be approximately $563,000 for 1997.

         Cash provided by financing activities was $3,376,000 in 1996, $2,678,000 in 1995 and $4,670,000 in 1994. In 1996, the increase was a result of the subordinated debenture financing, net of debt repayments. In 1995 and 1994, these increases were primarily from increases in the revolving credit loan.

         The Company has two bank lines of credit which are described in Note 4 of the consolidated financial statements. The US facility provides up to $23,000,000 in borrowings through May 1999. This facility is unsecured and requires the Company to maintain certain leverage, interest coverage, current and funded debt ratios. At December 31, 1996, there were no borrowings under this facility. The Company's other line of credit is guaranteed by the Austrian National Bank and issued to finance Austrian export sales. At December 31, 1996, borrowings under this line were $4,098,000.

         The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This Annual Report and other materials filed or to be filed by the Company with the Securities and Exchange Commission, as well as other written materials or oral statements that the Company may make or publish from time to time, contain forward-looking statements relating to business prospects, plans for future expansion, anticipated financial performance and similar matters. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from the anticipated results or other expectations expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, changes in order quantities by customers, general conditions in the computer and other electronic equipment market, and the risks and uncertainties described in the Financial and Operations Review in this Annual Report.


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                               ZYTEC CORPORATION

-----------------------------------------------------------------------------------------------------
Years ended December 31,
In thousands, except share and per share data              1996               1995            1994
-----------------------------------------------------------------------------------------------------
Net sales                                            $    228,168      $    170,518      $    128,141
Cost of goods sold                                        196,121           149,922           109,847
-----------------------------------------------------------------------------------------------------
        Gross profit                                       32,047            20,596            18,294
-----------------------------------------------------------------------------------------------------
Other revenue                                               1,582             1,559             2,462
-----------------------------------------------------------------------------------------------------
Operating expenses:
        Selling                                             3,440             3,117             2,857
        General and administrative                          7,086             4,022             3,533
        Research and development                            9,453             8,587             8,144
-----------------------------------------------------------------------------------------------------
         Total operating expenses                          19,979            15,726            14,534
-----------------------------------------------------------------------------------------------------
         Operating income                                  13,650             6,429             6,222
Other income (expense):
        Interest expense                                   (1,834)           (1,053)             (766)
        Other, net                                             (4)              703               (38)
-----------------------------------------------------------------------------------------------------
         Income before income taxes                        11,812             6,079             5,418
Income taxes                                                1,331             2,201             2,054
-----------------------------------------------------------------------------------------------------
Net income                                           $     10,481      $      3,878      $      3,364
======================================================================================================
Net income per share:
        Primary                                      $       1.04      $        .42      $        .36
======================================================================================================
        Fully diluted                                $       1.04      $        .41      $        .36
======================================================================================================
Common and common equivalent shares outstanding:
        Primary                                        10,040,071         9,267,784         9,323,936
======================================================================================================
        Fully diluted                                  10,040,071         9,388,880         9,323,936
======================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                          CONSOLIDATED BALANCE SHEETS
                               ZYTEC CORPORATION

--------------------------------------------------------------------------------
As of December 31,
In thousands, except share data                1996         1995
--------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents             $ 8,535     $     2
        Accounts receivable                    26,213      26,648
        Inventories                            20,776      24,201
        Other current assets                    3,182       3,014
--------------------------------------------------------------------------------
         Total current assets                  58,706      53,865
Property, plant and equipment, net             19,985      11,823
Deferred income taxes                           3,067          --
Other assets                                    1,719         679
--------------------------------------------------------------------------------
          Total assets                        $83,477     $66,367
================================================================================


As of December 31,
In thousands, except share data                               1996        1995
--------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
   Debt and capital lease obligations, current portion       $ 8,997     $13,942
   Accounts payable                                           11,486      18,487
   Accrued expenses                                            7,279       6,979
--------------------------------------------------------------------------------
     Total current liabilities                                27,762      39,408
Debt and capital lease obligations, less current portion      20,861       4,050
Other liabilities                                              1,867       1,542
Commitments
Stockholders equity (Common stock, no par
     value; 25,000,000 shares authorized;
     9,167,104 and 8,687,306 shares
     outstanding at December 31, 1996 and
     December 31, 1995, respectively)                         32,987      21,367
--------------------------------------------------------------------------------
          Total liabilities and stockholders' equity         $83,477     $66,367
================================================================================
The accompanying notes are an integral part of the consolidated financial statements.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               ZYTEC CORPORATION

----------------------------------------------------------------------------------------------------
Years ended December 31,
In thousands                                                   1996           1995           1994
----------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
 Net income                                                 $  10,481      $   3,878      $   3,364
 Adjustments to reconcile net income
  to net cash from operating
  activities:
   Depreciation and amortization                                4,099          2,728          2,172
   Deferred income taxes                                       (2,812)            (4)          (108)
   Changes in operating assets and liabilities                 (2,488)        (5,872)       (11,243)
   Other, net                                                     133             90            124
----------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities         9,413            820         (5,691)
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Additions to property, plant and equipment                    (3,362)        (3,035)        (3,212)
 Cash paid for Zytec Hungary Elektronikai Kft.                   (830)            --             --
 Increase in other assets                                        (200)          (300)            --
----------------------------------------------------------------------------------------------------
    Net cash used in investing activities                      (4,392)        (3,335)        (3,212)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Proceeds from debt and capital lease obligations              20,643          6,950          6,500
 Payments of debt and capital lease obligations                (9,664)        (8,884)        (7,043)
 Proceeds from revolving credit loans                         144,806        139,050         71,872
 Payments on revolving credit loans                          (152,104)      (134,474)       (68,493)
 Increase (decrease) in bank overdrafts                        (1,220)          (307)         1,442
 Increase in deferred financing costs                            (761)            --             --
 Exercise of stock options                                        604            147            219
 Tax benefit realized upon sale of stock options                  868            196            173
 Other                                                            204             --             --
----------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                   3,376          2,678          4,670
----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                           136           (163)           (36)
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                8,533             --         (4,269)
Cash and cash equivalents, beginning of year                        2              2          4,271
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                      $   8,535      $       2      $       2
====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               ZYTEC CORPORATION

---------------------------------------------------------------------------------------------------------------------------

                                                                                                     Foreign
                                                               Common Stock                         Currency
                                                               ------------          Retained    Translation
In thousands, except share data                            Shares         Amount     Earnings    Adjustments         Total
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                              4,034,763     $  11,064     $   2,443     $    (176)     $  13,331
Exercise of stock options                                 205,070           219            --            --            219
Tax benefit realized upon sale of
 stock options                                                 --           173            --            --            173
Net income for the year                                        --            --         3,364            --          3,364
Foreign currency translation adjustments                       --            --            --            26             26
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                              4,239,833        11,456         5,807          (150)        17,113
Exercise of stock options                                 103,820           147            --            --            147
Tax benefit realized upon sale of
 stock options                                                 --           196            --            --            196
Net income for the year                                        --            --         3,878            --          3,878
Foreign currency translation adjustments                       --            --            --            33             33
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                              4,343,653        11,799         9,685          (117)        21,367
Additional shares issued in two-for-one stock split     4,497,836            --            --            --             --
Exercise of stock options                                 325,615           604            --            --            604
Tax benefit realized upon sale of
 stock options                                                 --           868            --            --            868
Net income for the year                                        --            --        10,481            --         10,481
Foreign currency translation adjustments                       --            --            --          (333)          (333)
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                              9,167,104     $  13,271     $  20,166     $    (450)     $  32,987
===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               ZYTEC CORPORATION


Note 1

BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES:

         Zytec Corporation (the Company) does business in two segments: Power Conversion which provides power supply design, manufacture and repair, and Services and Logistics which provides repair services and logistics for a variety of products primarily for a significant customer.

         PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its wholly-owned Austrian subsidiary, Zytec GmbH, and its wholly-owned Hungarian subsidiary, Zytec Hungary Elektronikai Kft. All significant intercompany accounts and transactions have been eliminated in consolidation.

         FOREIGN CURRENCY TRANSLATION: The financial position and results of operations of the Company's international subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rates in effect at each fiscal year-end. Income and expense accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the foreign currency translation adjustments account in stockholders' equity.

         FOREIGN CURRENCY OPTIONS AND FORWARD CONTRACTS: The Company utilizes financial instruments (foreign currency option and forward contracts) from time to time to limit the financial risk of foreign currency exchange rates primarily related to certain receivables. The Company does not use hedging instruments of a speculative nature. Realized and unrealized gains and losses are deferred and recognized as part of the specific transaction being hedged. The cash flows from these contracts are classified in the Consolidated Statements of Cash Flows in the same category as the transaction hedged. The Company had foreign currency option and forward contracts with a face amount of $8,800,000 and $5,000,000 at December 31, 1996 and December 31, 1995, respectively. The unrealized losses and realized losses on these contracts were not significant.

         CASH AND CASH EQUIVALENTS: The Company considers its investments in all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents. The cash balance is primarily with two financial institutions.

         INVENTORIES: Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis.

         PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets or the lease terms, if shorter.

         Maintenance and repairs are charged to expense as incurred. The cost and related accumulated depreciation on asset disposals are removed from the accounts and any gain or loss thereon is included in operations in the year of disposition.

         INCOME TAXES: Deferred income tax assets and liabilities are recognized for the expected future tax consequences of differences in the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred income tax assets and liabilities during the period.

         REVENUE RECOGNITION: Sales are recorded as products are shipped or services are rendered. The Company enters into agreements with certain customers whereby the customers fund a portion of research and development expenses relating to the designing of particular products. This funding is recognized as Other revenue in the Consolidated Statements of Operations in the periods the Company incurs the related costs and has agreed with the customer as to the amount.

         The Company functions as a buying agent for certain materials and supplies for a significant customer. Because the customer reimburses the Company for all actual costs and bears all risk of loss under this arrangement, the costs for these materials and supplies are presented net of the related reimbursements in the Consolidated Statements of Operations. Revenues for the services the Company provides as a buying agent and the related costs are included in Net sales and Cost of goods sold, respectively, in the Consolidated Statements of Operations.


         PRODUCT WARRANTY: The Company records estimated product warranty costs in the period in which the related sales are recognized.

         RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred.

         NET INCOME PER COMMON AND COMMON EQUIVALENT SHARES: Net income per common and common equivalent shares has been computed by dividing net income by the weighted average number of common and common equivalent shares outstanding for the period, using the modified treasury stock method. Common equivalent shares relate to stock options. For 1995, fully diluted earnings per share reflects the additional dilution related to stock options because the market price at the end of the period was higher than the average market price during the period.

         STOCK SPLIT: In April 1996, the Company's Board of Directors authorized a two-for-one stock split in the form of a 100% stock dividend distributed on June 3, 1996 to shareholders of record on May 20, 1996. All per share and number of share data in this annual report have been retroactively restated to reflect the stock split, except for the Consolidated Statements of Stockholders' Equity.

         STOCK OPTIONS: The Company uses the intrinsic value method of accounting for its stock options.

         USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management estimates relate to product warranty costs, allowance for inventory obsolescence, and valuation allowance for deferred taxes.


Note 2

SELECTED BALANCE SHEET DATA:

--------------------------------------------------------------------------------
In thousands                                  1996          1995
--------------------------------------------------------------------------------
Inventories:
     Work in process and finished goods     $  6,123      $  7,392
     Parts and subassemblies                   4,653        16,809
--------------------------------------------------------------------------------
                                            $ 20,776      $ 24,201
================================================================================
Property, plant and equipment, net:
     Land and land improvements             $     76      $     76
     Building and building improvements        1,829           637
     Equipment, furniture and leasehold
      improvements                            23,488        18,493
     Equipment, furniture and leasehold
      improvements under capital leases       11,525         5,228
--------------------------------------------------------------------------------
                                              36,918        24,434
     Less accumulated depreciation           (15,293)      (12,176)
     Less accumulated amortization            (2,603)       (1,970)
 -------------------------------------------------------------------------------
                                              19,022        10,288
     Construction in progress and
      deposits on equipment                      963         1,535
--------------------------------------------------------------------------------
                                            $ 19,985      $ 11,823
================================================================================
Accrued expenses:
     Vacation                               $  2,469      $  2,160
     Other                                     4,810         4,819
--------------------------------------------------------------------------------
                                            $  7,279      $  6,979
================================================================================

         Accounts payable included bank overdrafts of $1,148,000 at December 31, 1995.


Note 3

SUPPLEMENTAL CASH FLOW DATA:

         The following provides supplemental disclosures of cash flow activities for 1996, 1995 and 1994, respectively:

--------------------------------------------------------------------------------
In thousands
--------------------------------------------------------------------------------
Increase (Decrease) in Cash
and Cash Equivalents                    1996          1995          1994
--------------------------------------------------------------------------------
Changes in operating assets and
 liabilities:
Accounts receivable                  $   (205)     $ (9,839)     $ (5,835)
Inventories                             3,000        (6,499)       (7,820)
Other current assets                     (261)          244        (1,036)
Accounts payable                       (5,484)        8,472         2,032
Accrued expenses                          462         1,750         1,416
--------------------------------------------------------------------------------
                                     $ (2,488)     $ (5,872)     $(11,243)
================================================================================


SUPPLEMENTAL CASH FLOW DATA (Continued):

--------------------------------------------------------------------------------
In thousands                           1996       1995       1994
--------------------------------------------------------------------------------
Cash paid during the year for:
     Interest                         $1,844     $1,054     $  787
     Income taxes                      3,868      1,202      2,120
Significant noncash transactions:
     Property and equipment
      acquired through
      capital lease obligations        7,372      2,377        331
     Equipment acquired
      through issuance of
      debt                             1,423        372         --
--------------------------------------------------------------------------------

         Cost of goods sold included charges related to inventory obsolescence of $452,000 in 1996, $645,000 in 1995 and $991,000 in 1994.


Note 4

DEBT ARRANGEMENTS:

         Debt consisted of the following at December 31:

--------------------------------------------------------------------------------
In thousands                                    1996           1995
--------------------------------------------------------------------------------
Capital lease obligations (Note 5)           $  8,344      $  2,787
Convertible subordinated promissory note
 due 2001 (A)                                  12,000            --
Variable rate demand industrial
 development revenue bonds due 2002 (B)           980         1,140
Revolving credit and term loan (C)                 --         7,273
Revolving credit loan due March 1997 (D)        4,098         3,461
Notes payable due 1997 (E)                      2,260         2,156
Loan payable to bank due 2002 (F)               2,075           995
Other                                             101           180
--------------------------------------------------------------------------------
                                               29,858        17,992
Less current portion                           (8,997)      (13,942)
--------------------------------------------------------------------------------
                                             $ 20,861      $  4,050
================================================================================

         (A) In December 1996, the Company entered into a convertible subordinated promissory note with a bank for $12,000,000. Interest is payable quarterly at an interest rate of 7.5%. The entire principal balance is due in December 2001. The Company may at any time repay all or any portion of the outstanding principal. The note may be converted at any time into shares of the Company's common stock at a conversion price of $13.68 per share.

         (B) The interest rate is established weekly according to market conditions such that the market value of the bonds will remain equal to their principal value; the maximum interest rate payable under the bonds is 10%. The interest rate at December 31, 1996, was 4.8%. The agreement requires a bank letter of credit to be maintained in an amount approximately equal to the outstanding principal balance of the bonds. The letter of credit is collateralized by US accounts receivable, inventories and certain property, plant and equipment.

         (C) In May 1996, the Company replaced its revolving credit facility with a bank. The agreement provides up to $23,000,000 in borrowings through May 1999. Credit availability under this facility is subject to a defined borrowing base that is based on certain percentages of US accounts receivable, inventories and plant and equipment. At the Company's option, advances from the revolving credit agreement may be made at either a floating rate which is approximately equal to the bank's prime rate or at a LIBOR rate which is based on the British Bankers' Association LIBOR setting rate. The Company must pay a fee of 0.25% on the unused portion of the revolving credit balance. The agreement requires the Company to maintain certain leverage, interest coverage, current and funded debt ratios. At December 31, 1996, no amounts were outstanding under this facility.

         (D) Zytec GmbH has a revolving credit loan with a bank for financing export sales. The agreement is renewable quarterly and bears interest at 3.5%. Zytec GmbH also has a line of credit agreement which provides $2,277,000 of overdraft financing, which bears interest ranging from 4.0% to 7.75%. These borrowings are collateralized by export receivables.

         (E) Notes payable include various notes which mature from January to April 1997. The interest rate on each of the notes was 4.0% at December 31, 1996. The notes are collateralized by accounts receivable of Zytec GmbH totaling $3,728,000 and $3,241,000 at December 31, 1996 and 1995, respectively, which exclude the export receivables in (D) above.

         (F) Interest is payable at rates ranging from 3.5% to 5.25%. The loan is guaranteed by the Austrian government and is collateralized by certain Austrian property, plant and equipment. As part of the agreement, the Company is obligated to make capital contributions to Zytec GmbH up to a limit of $2,732,000, if its cumulative cash flow as defined in the loan agreement becomes negative. Cumulative cash flow was $8,912,000 at December 31, 1996; therefore, no capital contribution is required at December 31, 1996.

         The aggregate amount of maturities of long-term debt, excluding capital lease obligations (see Note 5), is as follows at December 31, 1996:

                         ---------------------------
                         In thousands
                         ---------------------------
                               1997     $ 6,782
                               1998         584
                               1999         537
                               2000         537
                               2001      12,537
                         Thereafter         537
                         ---------------------------
                                        $21,514
                         ===========================

         The fair value of the debt, based upon discounted cash flow analysis using current market interest rates, approximates its carrying value at December 31, 1996.


Note 5

LEASE OBLIGATIONS:

         Equipment under capital leases includes certain production and office equipment. The Company also leases production facilities, warehouses, office buildings and various equipment under operating leases.

         Related to certain capital lease agreements, the Company was contingently liable under irrevocable letters of credit for $1,033,000 and $1,200,000 at December 31, 1996 and December 31, 1995, respectively.

         Minimum annual rental commitments as of December 31, 1996, are as follows:

--------------------------------------------------------------------------------
In thousands           Capital Leases          Operating Leases
--------------------------------------------------------------------------------
1997                     $  2,896                 $  3,763
1998                        2,592                    3,170
1999                        2,060                    2,776
2000                        1,288                    2,760
2001                        1,081                    2,104
Thereafter                     43                    1,994
--------------------------------------------------------------------------------
                         $  9,960                 $ 16,567
Less amount representing
 interest                  (1,616)
----------------------------------
Present value of net
 minimum lease payments $ 8,344
================================================================================

         Rent expense for 1996, 1995 and 1994 was $3,725,000, $2,323,000, and
$1,638,000, respectively. Total future minimum rental income to be received through 2001 under subleases related to operating leases is $370,000.


Note 6

INCOME TAXES:

         Income tax expense (benefit) consisted of the following:

--------------------------------------------------------------------------------
In thousands               1996        1995         1994
--------------------------------------------------------------------------------
Current:
     Federal             $ 2,845     $ 1,906      $ 1,765
     Foreign                 835
     State                   463         299          397
Deferred:
     Federal                 177          (4)        (108)
     Foreign              (2,989)
--------------------------------------------------------------------------------
                         $ 1,331     $ 2,201      $ 2,054
================================================================================

         The components of deferred income taxes as of December 31 are as follows:

--------------------------------------------------------------------------------
In thousands                          1996        1995
--------------------------------------------------------------------------------
Current deferred tax asset:
     Inventories                    $   204     $   235
     Other accruals, primarily
      vacation                          783         697
--------------------------------------------------------------------------------
                                    $   987     $   932
================================================================================
Noncurrent deferred tax asset:
     Foreign net operating loss
      carryforwards                 $ 3,067     $    --
================================================================================
Net current deferred foreign
 tax liability                      $   180     $    --
================================================================================
Net noncurrent deferred
 tax liability:
     Depreciation                   $ 1,163     $ 1,002
     Other, net                          70          (1)
--------------------------------------------------------------------------------
                                    $ 1,233     $ 1,001
================================================================================

         At December 31, 1996, the Company's Austrian subsidiary has approximately $9,000,000 of net operating loss (NOL) carryforwards for income tax purposes (representing approximately $3,067,000 of tax benefits at the statutory rate and the December 31, 1996 exchange rate). In May 1996, the Austrian government changed the treatment of NOL carryforwards by (a) suspending the use of NOLs during the years 1996 and 1997 retroactively to January 1, 1996 and (b) removing the time limitations on the use of the NOLs. In light of this new statute, and based on the Company's assessment of the strong financial results of the Austrian operations, the Company recognized the deferred income tax benefit related to the Austrian NOL carryforwards. This resulted in a $2,626,000 net reduction of income taxes in the second quarter of 1996, comprised of a tax benefit of $3,175,000 relating to recognition of the deferred tax benefit offset by $549,000 in income tax expense resulting from the retroactive applicaton of this tax law change to first and second quarter Austrian operations.

         A reconciliation of the provision for income taxes and the amount computed by applying the federal statutory rate to income before income taxes is as follows:

--------------------------------------------------------------------------------
In thousands                               1996          1995          1994
--------------------------------------------------------------------------------
Income before income taxes:
     Domestic                            $  8,743      $  5,119      $  5,194
     Foreign                                3,069           960           224
--------------------------------------------------------------------------------
                                         $ 11,812      $  6,079      $  5,418
================================================================================
Computed income tax expense
 at federal statutory rate               $  4,016      $  2,067      $  1,842
Increase (reduction) resulting from:
     State taxes, net of federal
     tax effect                               330           196           236
     Recognition of deferred tax
     benefit of NOL carryforwards          (3,175)           --            --
     Utilization of subsidiary
     NOL carryforwards                         --          (326)          (76)
     Other                                    160           264            52
--------------------------------------------------------------------------------
          Income tax expense             $  1,331      $  2,201      $  2,054
================================================================================


Note 7

STOCK OPTION PLANS:

         The Company has several qualified incentive stock option plans under which a total of 6,000,000 shares of its common stock have been reserved for the granting of options to employees until February 2006.

         Plan participants will be granted options at the fair value of the stock at the date of the grant. The options generally expire six years from the grant date or three months after termination of employment, if earlier. Twenty percent of the total number of options become exercisable at each anniversary date of the granting of the options. As of December 31, 1996, 1,514,682 shares were available for grant under the plans.

         Incentive stock option transactions during 1996, 1995 and 1994 were as follow:

--------------------------------------------------------------------------------
                                  Options            Price
                              Outstanding        Per Share
--------------------------------------------------------------------------------
Balance, December 31, 1993      1,431,366      $0.50-$5.19
     Granted                      228,000      $4.25-$4.75
     Exercised                   (386,454)     $0.50-$1.50
     Cancelled                    (71,800)     $0.50-$5.19
--------------------------------------------------------------------------------
Balance, December 31, 1994      1,201,112      $0.50-$5.19
     Granted                      495,000      $3.00-$4.81
     Exercised                   (197,640)     $0.50-$1.50
     Cancelled                    (76,760)     $0.50-$5.19
--------------------------------------------------------------------------------
Balance, December 31, 1995      1,421,712      $0.50-$5.19
     Granted                    1,092,370      $5.75-$17.75
     Exercised                   (330,741)     $0.50-$5.19
     Cancelled                   (176,640)     $0.50-$17.75
--------------------------------------------------------------------------------
Balance, December 31, 1996      2,006,701      $0.50-$17.75
--------------------------------------------------------------------------------
Options exercisable at
 December 31, 1996                304,891      $0.50-$5.19
--------------------------------------------------------------------------------

         At December 31, 1996, the weighted average exercise price and remaining life of the stock options are as follows:

--------------------------------------------------------------------------------
Range of exercise price               $ 0.50-            $9.88-
                                       $5.75            $17.75           Total
--------------------------------------------------------------------------------
Total options outstanding          1,285,331           721,370       2,006,701
Weighted average exercise
 price                         $        3.66     $       13.34   $        7.14
Weighted average remaining
 life                              3.7 years         5.6 years       4.3 years
Options exercisable                  304,891              --           304,891
Weighted average price of
 exercisable options           $        2.31              --     $        2.31
--------------------------------------------------------------------------------

         The Company has also granted nonqualified stock options to employees and outside directors. The terms and conditions of these options are the same as those provided under the Company's incentive stock option plans. As of December 31, 1996, 53,830 nonqualified options were outstanding with exercise prices ranging from $12.00 to $12.75 per share and an average remaining life of
5.6 years. None of these options were exercisable.

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The Company has adopted the new standard in 1996. The Company has continued to measure compensation cost for its incentive stock plans using the intrinsic value method of accounting it has historically used and, therefore, the new standard has no effect on the Company's operating results.

         Had the Company used the fair-value-based method of accounting for its stock option and incentive plans (including the stock purchase plan discussed in Note 8) beginning in 1995 and charged compensation cost against income over the vesting period, net income and net income per share for 1996 and 1995 would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------
In thousands, except per share data        1996           1995
--------------------------------------------------------------------------------
Net income:
     As reported                     $   10,481     $    3,878
     Pro forma                           10,014          3,837
--------------------------------------------------------------------------------
Net income per share:
     As reported (fully diluted)     $     1.04     $      .41
     Pro forma                             1.00            .41
--------------------------------------------------------------------------------

         The pro forma information above only includes stock options granted in 1995 and 1996. Compensation expense under the fair-value-based method of accounting will increase over the next few years as additional stock option grants are considered.

         The weighted-average grant-date fair value of options granted during 1996 and 1995 was $5.04 and $1.90, respectively. The weighted-average grant-date fair value of options was determined by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

--------------------------------------------------------------------------------
                              1996      1995
--------------------------------------------------------------------------------
Risk-free interest rates      6.0%      6.3%
Expected life              4 years   4 years
Expected volatility           48.2      46.8
Expected dividends            None      None
--------------------------------------------------------------------------------


Note 8

OTHER EMPLOYEE BENEFIT PLANS:

         The Company has a defined contribution 401(k) plan covering substantially all domestic employees. Contributions to the plan by the Company are based on employee contributions to the plan. Costs charged to operations were $424,000, $370,000, and $350,000 for 1996, 1995 and 1994, respectively.

         The Company has an Employee Stock Ownership Plan (ESOP) for the benefit of its domestic employees. The amount contributed by the Company to the ESOP is determined annually by the Board of Directors. No contribution was authorized for 1996, 1995 or 1994. The ESOP has purchased no shares of the Company's common stock and has no effect on the Company's financial statements.

         On October 9, 1996, the Company's shareholders approved a stock purchase plan allowing substantially all employees to purchase, through payroll deductions, newly issued shares of the Company's common stock. The plan allows employees to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each calendar quarter. As of December 31, 1996, there were 600,000 shares of common stock reserved for the stock purchase plan and there had been no issuances through December 31, 1996. The plan operates on a calendar basis beginning January 1, 1997; a liability has been recorded at December 31, 1996 for the employee payroll withholdings not yet applied towards the purchase of common stock.

         In April 1996, the Company's Board of Directors established a noncontributory profit-sharing plan covering substantially all employees. The Company may make semiannual contributions to the plan based on profit performance in relation to goals to be established by the Board of Directors. The plan was effective July 1, 1996. No contributions were made to the plan in 1996.

         Substantially all of the employees of Zytec GmbH are entitled to benefit payments under a severance plan. The benefit payments are based primarily on the employees' salaries and the number of years of service and are paid upon the employees' voluntary retirement. At December 31, 1996 and 1995, the Company had recorded a liability of $543,000 and $541,000, respectively, related to this severance plan. The Company recorded $106,000, $124,000, and $104,000 in severance expense during 1996, 1995 and 1994, respectively. The Company has invested in Austrian bonds of $301,000 and $282,000 at December 31, 1996 and 1995, respectively, to partially fund the severance plan as required by Austrian law.


Note 9

TRANSACTIONS WITH SIGNIFICANT CUSTOMERS AND SUPPLIERS:

         A portion of the Company's sales has been derived from significant customers in 1996, 1995 and 1994 as follows:

                  ---------------------------------------
                               1996    1995    1994
                  ---------------------------------------
                  Customer 1     18%     16%      9%
                  Customer 2     16      17      11
                  Customer 3     11      12      12
                  Customer 4     10      15      29
                  ---------------------------------------
                                 55%     60%     61%
                  =======================================

         The Company's major customers operate in the electronics industry. As a result, the Company has a concentration of trade receivables in this broad industrial segment.

         The Company sells its manufactured products to original equipment manufacturers in accordance with agreements specific to certain manufacturer product programs. The Company's continued sales to these customers is often dependent upon the continuance of the customers' product programs. The Company's ten largest customers accounted for approximately 86% of net sales in 1996, 85% in 1995, and 86% in 1994, and approximately 85% and 80% of accounts receivable at December 31, 1996 and 1995, respectively.

         Because of the custom nature of the Company's manufactured products and quality-driven reasons, the Company currently limits the number of suppliers of individual components used in the manufacture of products. Although there are a limited number of manufacturers of certain components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could affect operating results adversely.


Note 10

BUSINESS SEGMENTS:

         The Company's operations have been classified into two business segments: Power Conversion and Services and Logistics. The Power Conversion segment is further segmented geographically between the U.S. and Europe. The U.S. and Europe Power Conversion segments include the design, manufacture and repair of custom power supplies. The Services and Logistics segment includes repair services and logistics of a variety of products primarily for a significant customer. Nearly all of the net sales of the Services and Logistics segment for 1996, 1995 and 1994 were to one customer.

         The following presents information about the operations of each segment for 1996, 1995 and 1994:

------------------------------------------------------------------------------------------------
                                               U.S.
                                  U.S.       Services      Europe
                                 Power          and         Power
In thousands                   Conversion    Logistics    Conversion   Eliminations Consolidated
------------------------------------------------------------------------------------------------
1996
Net sales                       $154,730     $ 21,456     $ 58,240      $ (6,258)     $228,168
Operating income                   7,564        2,544        3,542          --          13,650
Identifiable assets               66,535        8,087       22,004       (13,149)       83,477
Depreciation and
 amortization                      2,263          792        1,044          --           4,099
Capital
 expenditures                      6,592        3,371        2,194          --          12,157
------------------------------------------------------------------------------------------------
1995
Net sales                        118,931       11,521       45,124        (5,058)      170,518
Operating income                   4,239        1,388          802          --           6,429
Identifiable assets               51,245        2,313       16,678        (3,869)       66,367
Depreciation and
 amortization                      1,654          147          927          --           2,728
Capital
 expenditures                      3,289          973        1,522          --           5,784
------------------------------------------------------------------------------------------------
1994
Net sales                         92,120        6,262       34,804        (5,045)      128,141
Operating income                   4,835          765          622          --           6,222
 Identifiable assets              32,358        1,457       14,030        (2,370)       45,475
Depreciation and
 amortization                      1,461         --            711          --           2,172
Capital
 expenditures                      2,182         --          1,361          --           3,543
------------------------------------------------------------------------------------------------

         Identifiable assets are all assets, including corporate assets, identified with operations in each segment or geographic area. Loans between the geographic areas and the investment in the wholly-owned subsidiaries have been excluded. There are significant interdependencies between each segment; this financial information is not intended to represent the results of operations if the segments were operated as separate entities.

         Foreign currency transaction gains (losses) included in Other, net in the Consolidated Statements of Operations were ($134,000), $202,000, and ($229,000) in 1996, 1995 and 1994, respectively.

         In March 1996, the Company completed the acquisition of the outstanding stock of BHG Tatabanya Alkatrezsgyarto Kft. (now known as Zytec Hungary Elektronikai Kft.) located in Hungary. The $830,000 purchase price was paid in cash. This acquisition has been recorded using the purchase method of accounting. This acquisition is not significant to the Company's consolidated results of operations and financial position.


                       REPORT OF INDEPENDENT ACCOUNTANTS
                               ZYTEC CORPORATION

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF ZYTEC CORPORATION:

         We have audited the accompanying consolidated balance sheets of Zytec Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zytec Corporation as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.
Minneapolis, Minnesota
February 18, 1997

                        QUARTERLY FINANCIAL INFORMATION

----------------------------------------------------------------------------------------------------------------------
                In thousands, except per share data (unaudited)
----------------------------------------------------------------------------------------------------------------------
                                             1996                                         1995
----------------------------------------------------------------------------------------------------------------------
                            3/31        6/30        9/29       12/31         4/2         7/2        10/1        12/31
----------------------------------------------------------------------------------------------------------------------
Net sales                $61,087     $60,709     $53,693     $52,679     $32,881     $40,544     $44,589     $52,504
Gross profit               7,946       8,872       7,595       7,634       3,648       4,373       5,863       6,712
Operating income           3,449       4,098       3,213       2,890         266         773       2,459       2,931
Net income                 2,108       4,889       1,774       1,710         120         355       1,448       1,955
Net income per share
 (fully diluted)         $   .21     $   .48     $   .18     $   .17     $   .01     $   .04     $   .16     $   .21
----------------------------------------------------------------------------------------------------------------------

The summation of quarterly net income per share does not equate to the calculation for the full year, as quarterly calculations are performed on a discrete basis.

ZYTEC COMMON STOCK

         Zytec's common stock is traded on the Nasdaq National Market under the symbol "ZTEC". As of February 28, 1997, the Company had 578 stockholders of record. The following table sets forth the high and low prices of ZTEC common stock as reported by Nasdaq for each quarter during 1996 and 1995:

--------------------------------------------------------------------------------
                       1996                  1995
--------------------------------------------------------------------------------
                  High        Low       High       Low
--------------------------------------------------------------------------------
1st Quarter     $10.00     $ 5.13     $ 4.38    $ 2.75
2nd Quarter      23.50       9.19       4.06      3.00
3rd Quarter      20.88       9.00       4.63      3.00
4th Quarter      15.00      10.00       6.13      4.19
--------------------------------------------------------------------------------

         In April 1996, the Companys Board of Directors authorized a two-for-one stock split in the form of a 100% stock dividend distributed on June 3, 1996, to shareholders of record on May 20, 1996. All per share and number of share data in this annual report have been retroactively restated to reflect the stock split, except for the Consolidated Statements of Stockholders' Equity.

         Zytec has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.


